James J. Fox  jfox@velaw.com
Tel +1.212.237.0131  Fax +1.917.849.5328

November 15, 2011

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention: Pamela A. Long, Assistant Director

Re:                             PetroLogistics LP
Amendment No.2 to Registration Statement on Form S-1
Filed: September 29, 2011
File No.: 333-175035

Ladies and Gentlemen:

This letter sets forth the response of PetroLogistics LP (the “Registrant”) to the comment letter (the “Comment Letter”) dated October 5, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 filed on September 29, 2011 (as amended, the “Registration Statement”).  This letter is being filed with Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”); all references to page numbers in the responses below are to page numbers in the Amended Registration Statement.  In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  We have also sent to your attention via courier four courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.  Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

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Compensation Discussion and Analysis, page 102

Executive Compensation, page 107

1.                        Refer to comment 12 in our letter dated August 15, 2011. It appears that instead of removing the disclosure here as no longer applicable, you have removed the first half of the “Employment Agreements” disclosure on page 107. Please revise accordingly.

Response:  The Registrant has revised the Registration Statement as requested. Please see page 107.

Certain Relationships and Related Party Transactions, page 116 Brock Maintenance Contracts, page 118

2.                        We note your response to comment 14 in our letter dated August 15, 2011. Please file any agreements with Brock Maintenance, Inc. as exhibits to the registration statement.

Response:  The Registrant respectfully submits that the agreements (the “Brock Agreements”) with Brock Maintenance, Inc. (“Brock”) for certain services related to the Registrant’s propylene manufacturing business are not required to be filed under Item 601(b)(10) of Regulation S-K because they were made in the ordinary course of the Registrant’s business and are immaterial in amount and significance.

Item 601(b)(10)(i) of Regulation S-K requires a registrant to file every contract that was not made in the ordinary course of business which is material to the registrant. The services provided under the Brock Agreements include painting, scaffolding, fireproofing and insulation and asbestos abatement services—construction and maintenance services required by all operators in the Registrant’s industry.  Accordingly, the Brock agreements were entered into in the ordinary course of the Registrant’s business and are not required to be filed as exhibits to the Registration Statement under Item 601(b)(10)(i).

Item 601(b)(10)(ii) instructs that, if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed as an exhibit unless it falls within one of four categories, except where “immaterial in amount or significance,” in which case it need not be filed.

The Brock Agreements Involve Amounts that are Immaterial to the Registrant.  During the years ended December 31, 2008, 2009 and 2010, and for the nine months ended September 30, 2011, the total amount paid to Brock was $677,000, $5,276,000, $21,805,000 and $1,972,000, respectively.  While the amounts paid under the Brock Agreements from 2008 through 2010 appear to be significant, substantially all of the aggregate $27,758,000 incurred under the Brock Agreements during that period were charges associated with the construction of the Registrant’s propane dehydrogenation facility. Furthermore, the aggregate amount spent under the Brock Agreements from 2008 through 2010 represents less than 5% of the total aggregate construction expenditures associated with the construction of the facility.

Further, the amounts spent on Brock’s services during the construction phase of the Registrant’s facility are not representative of the amounts it has spent since or expects to spend in the future.  The Registrant submits that, once the facility commenced operations in October 2010, the Registrant’s need for Brock’s services significantly decreased, as evidenced by the $1,972,000 it has spent during the nine months ended September 30, 2011.  Brock will continue to provide its services on an as-needed basis, as determined by the Registrant, and the Registrant anticipates annual costs pursuant to the Brock Agreements will be below $3.0 million.

Given the small percentage of the total construction expenditures that the amounts paid under the Brock Agreements represents during the construction phase, and the post-construction phase decrease in the Registrant’s need for Brock’s services, the Registrant respectfully asserts that the Brock Agreements, historically and currently, involve amounts that are immaterial to the Registrant.

The Brock Agreements Relate to Services Which Are Not Significant to the Registrant’s Business.  The Brock Agreements include support and maintenance services that, though necessary, are ancillary to the Registrant’s core business.  In addition, the contracts (i) contain arm’s length terms; (ii) relate to services for which there are numerous alternative providers, and (iii) are provided by a counterparty that the Registrant believes is easy to replace.  Thus, the Registrant believes that the Brock Agreements are not materially significant to its business.

Please contact Mike Rosenwasser (212.237.0019) or Jim Fox (212.237.0131) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

/s/ James J. Fox
James J. Fox
Vinson & Elkins LLP

cc:                                 Kevin Sterzel (Securities and Exchange Commission)

John Cash (Securities and Exchange Commission)

Era Anagnosti (Securities and Exchange Commission)

Nathan Ticatch (PetroLogistics LP)

G. Michael O’Leary (Underwriter’s counsel)

Mike Rosenwasser (Registrant’s counsel)